VIA EDGAR	July 5, 2013	.

Michael Clampitt

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re.	Banco Macro S.A.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 26, 2013
File No. 001-32827

Dear Mr. Clampitt:

By letter dated June 10, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments related to the annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”) filed by Banco Macro S.A. (Macro Bank, Inc.) (the “Company”) with the Securities and Exchange Commission (the “Commission”) on April 26, 2013. In response to the Staff’s comments, the Company submits the responses below.

For your convenience, the Company has reproduced below in italics the Staff’s comments and has provided responses immediately below the comments.

Comment No. 1

General

1. We note that you filed an 8-A12B for the Class B ordinary shares on March 3, 2006. Therefore, it appears that you should be listing such shares on the Form 20-F as “Securities registered or to be registered pursuant to Section 12(b) of the Act.” Please explain why you have not done so. In addition, please tell us how you concluded that there is a reporting obligation pursuant to Section 15(d) of the Act for the 9.75% junior subordinated bonds.

Response to Comment No. 1

The Company respectfully notes that it has listed its Class B ordinary shares as “Securities registered or to be registered pursuant to Section 12(b) of the Act” on the cover of the 2012 Form 20-F.

The Company’s 9.75% junior subordinated bonds (the “9.75% Bonds”) were offered pursuant to a registration statement on Form F-4 under the Securities Act of 1933, as amended (the “Securities Act”), that became effective on August 16, 2007.  Although the Company’s reporting obligation pursuant to Section 15(d) of the Act in connection with its 9.75% Bonds is suspended because other securities of the Company registered pursuant to Section 12(b) of the Act are outstanding, the Company has included specific disclosure referring to the 9.75% Bonds in its annual reports on Form 20-F, under “Item 3—Risk Factors” and “Item 9—The Offer and Listing,” among others.  For these reasons, the Company has elected to list the 9.75% Bonds as “Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act,” notwithstanding the fact that such obligation is currently suspended.

Comment No. 2

Item 4. Information on the Bank

B. Business Overview

Banking Regulation and Supervision

Limits for affiliated individuals, page 42

2. We note your disclosure on page 43 that the Central Bank has placed certain restrictions on financial institutions whose notes are rated below “BB” by a local rating agency. Please tell us whether your notes are currently rated above or below this threshold, and explain whether the restrictions apply to you. If they do, please revise future filings to note this fact, and include a discussion of how such restrictions impact your financial assistance granted to related parties. If applicable, please include a draft of your revised disclosures to be made in future filings in response to this comment.

Response to Comment No. 2

We respectfully note that the restrictions referred to in the Staff’s comment apply when financial institutions seek to refinance, extend or renew financial assistance granted to “related parties,” as such term is defined on page 93 of the 2012 Form 20-F, and such related parties have a credit rating that is not “normal” or their notes are rated below "BB" by a local rating agency. These restrictions are determined by reference to the ratings of the related parties rather than the ratings of the financial institutions and, therefore, the "BB" threshold does not apply to the Company.

As requested, please note that the 9.75% Bonds are currently rated "A(Arg)+" by Fitch Argentina Calificadora de Riesgo S.A. and "(CCC+)= Caa1.ar” by Moody’s Latin America Calificadora de Riesgo S.A. and the Company’s 8.50% Notes due 2017 are currently rated “AA (Arg)” by Fitch Argentina Calificadora de Riesgo S.A. and “(A)=A2.ar” by Moody’s Latin America Calificadora de Riesgo S.A.

Comment No. 3

Financial Statements

Note 33.2. Exposure to Argentine Public Sector and Private Securities

(a) Loans – Non-financial federal government sector, pages F-65-F-66

3. Please tell us and expand the note in future filings to provide all the disclosures required by ASC 310-30-50 with regard to loans and debts acquired with deteriorated credit quality.

Response to Comment No. 3

The Company has reviewed the disclosure requirements of ASC 310-30-50 on loans and debts acquired with deteriorated credit quality.

Taking into account the terms of loans to the non-financial federal government sector acquired with deteriorated credit quality and considering that, historically, the government has not prepaid them, the Company does not expect prepayments to occur and, therefore, has concluded that under ASC 310-30-50-1 such prepayments need not be considered in the determination of contractual cash flows and cash flows expected to be collected.

The following table (prepared in accordance with ASC 310-30-50-2 (a.1)) presents the outstanding balance of loans to the non-financial federal government sector acquired with deteriorated credit quality and related carrying amount at the beginning and end of each year:

	Outstanding balance (*)		Carrying amount
	Year ended December 31,		Year ended December 31,
	2012	2011	2012	2011
	(in thousands of pesos)
Beginning of the year	308,966	280,629	112,602	104,656
End of year	325,548	308,966	119,883	112,602

(*) includes the undiscounted sum of all amounts, including principal, interest, fees and CER adjustments (benchmark stabilization coefficient) under the loans owed at the reporting date.

The following table reconciles the amounts of accretable yield of loans to the non-financial federal government sector acquired with deteriorated credit quality at the beginning and end of each year, as required by ASC 310-30-50-2 (a.2):

	Year ended December 31,
	2012	2011	2010
		(in thousands of pesos)
Accretable yield at the beginning	26,629	35,757	22,330
Accretion	(23,677)	(25,502)	(19,420)
Disposals	(2,010)	-	(385)
Reclassification from nonaccretable yield	37,564	16,374	33,232
Accretable yield at the end	38,506	26,629	35,757

With respect to ASC 310-30-50-2 (a.3), the Company has not acquired loans or debt securities with deteriorated credit quality during 2012, 2011 and 2010.

The Company notes that it applies the income recognition model required by ASC 310-30. Therefore, the disclosures required by ASC 310-30-50-2 (a.4) do not apply to the Company.

In addition, the following table presents the activity in the allowances required by ASC 310-30-50-2 (b) in connection with loans to the non-financial federal government sector acquired with deteriorated credit quality:

Allowances for Loans acquired with Deteriorated Credit Quality

	Year ended December 31,
	2012	2011	2010
	(in thousands of pesos)
Beginning balance	-	20	147
Provision for loan losses	4,294	-	20
Recoveries	-	(20)	(147)

Ending balance	4,294	-	20

The Company takes note of the Staff´s comment and will expand the relevant note in future filings to include the applicable disclosures described in the previous paragraphs.

Comment No. 4

Financial Statements

Note 33.2. Exposure to Argentine Public Sector and Private Securities

(b) Government Securities, (c) Instruments issued by Central Bank of Argentina and (d) Securities in financial trust, pages F-66-F-69

4. Please tell us and expand the note in future filings to provide the disclosures required by ASC 320-10-50-6-8 with regard to investments in an unrealized loss position at 12/31/12 and 12/31/11. In addition, state the basis on which the cost of a security sold was determined pursuant to ASC 320-10-50-9 (b).

Response to Comment No. 4

The Company has reviewed the disclosure requirements of ASC 320-10-50-6-8.

The following table (prepared in accordance with ASC 320-10-50-6 (a.1) and (a.2) and ASC 320-10-50-7), presents the gross unrealized losses and fair value of securities classified as available for sale by length of time for each category of securities that have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value	Gross Unrealized losses	Fair Value
	(in thousands of pesos)
December 31, 2012

Government securities	(21)	42,760	(173)	47,233	(194)	89,993
Instruments issued by Central Bank of Argentina	(31)	50,781	-	-	(31)	50,781
Securities in financial trust and other	(3,856)	130,260	(3,734)	60,789	(7,590)	191,049

Total	(3,908)	223,801	(3,907)	108,022	(7,815)	331,823

December 31, 2011

Government securities	(2,042)	46,247	-	-	(2,042)	46,247
Instruments issued by Central Bank of Argentina	(41)	4,078	-	-	(41)	4,078
Securities in financial trust and other	(12,474)	276,485	(2,603)	46,101	(15,077)	322,586

Total	(14,557)	326,810	(2,603)	46,101	(17,160)	372,911

For purposes of determining whether the decline in fair value for these categories of securities qualifies as “other than temporary impairment,” the Company has considered the following factors:

•	The decline in fair value is not attributable to credit quality. It solely derives from adverse interest rate fluctuations of observable inputs of similar instruments according to their fair value hierarchy.

•	Future principal payments will be sufficient to recover the current amortized cost of these investments.

•	The Company has the intention to hold these securities at least until their fair value recovers to a level that exceeds their amortized cost.

•	The extent to which the fair value has been less than the amortized cost is not relevant for these categories of securities.

The Company has concluded that the decline in fair value for these securities does not qualify as “other than temporary impairment.” Consequently, the disclosure requirements of ASC 320-10-50-8 do not apply.

Pursuant to ASC 320-10-50-9 (b), the Company notes that the specific identification method was used in order to determine the cost of securities sold.

The Company takes note of the Staff´s comment and will expand the relevant note in future filings to include the applicable disclosures described in the previous paragraphs.

Comment No. 5

Financial Statements

Note 33.4 Allowance for Loan Losses, pages F-69-F-78

5. Please tell us and expand the note in future filings to provide the following information:

•	The basis of accounting for loans pursuant to ASC 310-10-50-2 (a)

•	The accounting policies for off balance sheet credit exposures pursuant to ASC 310-10-50-9 &10

•	The amount of foreclosed and repossessed assets pursuant to ASC 310-10-50-11

•	A discussion of the risk characteristics relevant to each portfolio segment pursuant to ASC 310-10-50-11B (a) (2)

•	A description of the policy for charging off uncollectible financing receivables pursuant to ASC 310-20-50-11B (b)

•	By portfolio segment, qualitative information about how modifications/defaults are factored into the determination of the allowance for credit losses pursuant to ASC 310-10-50-33 and 34 (b)

Response to Comment No. 5

In response to your comments regarding disclosures relating to allowances for loan losses, the Company has reviewed the relevant ASC requirements.

•	The basis of accounting for loans pursuant to ASC 310-10-50-2 (a)

According to ASC-310-10-50-2 (a), loans are measured at their amortized cost using the effective interest rate, after deduction of any allowance for loan losses.

•	The accounting policies for off balance sheet credit exposures pursuant to ASC 310-10-50-9 & 10

In the normal course of business, the Company enters into transactions involving off balance sheet financial instruments to handle risk management and meet trading and financing needs of its customers and for the Company’s proprietary trading and assets and liabilities management purposes.

In determining whether to enter into transactions involving off balance sheet financial instruments, the Company follows the credit policies it uses to grant loans.

The management of the Company believes that the outstanding off balance sheet items do not represent an unusual credit risk.

The Company’s exposure to credit loss in the event of the counterparties’ failure to fulfill their commitments to extend credit or their obligations under guarantees granted and foreign trade acceptances is represented by the contractual notional amount of these instruments. For further information see Note 33.12 to the Company’s audited consolidated financial statements as of and for the three years ended December 31, 2012.

The process to determine allowances for off balance sheet credit exposures is similar to the methodology used for loans (see Note 33.4 to the Company’s audited consolidated financial statements as of and for the three years ended December 31, 2012). The provision charged to expense is determined by management based upon client classification, actual loss experience, current and expected economic conditions, delinquency aging and evaluation of probable losses in the current credit portfolio. Any probable loss amounts are recognized as allowances in the consolidated balance sheet.

•	The amount of foreclosed and repossessed assets pursuant to ASC 310-10-50-11

The Company had foreclosed assets, for an amount of 6,064 and 10,489 (in thousands of pesos) as of December 31, 2012 and 2011, respectively, as described in Note 24.2 to the Company´s audited consolidated financial statements as of and for the three years ended December 31, 2012.

The Company did not hold any repossessed assets as of December 31, 2012 and 2011.

•	A discussion of the risk characteristics relevant to each portfolio segment pursuant to ASC 310-10-50-11B (a) (2)

The Company’s retail portfolio consists principally of personal loans and credit card loans. Personal loans include mainly financing granted to clients under the “Plan Sueldo” payroll services. Clients enrolled in this type of services receive their wages directly through their accounts at the Company. Payments on such loans are debited directly from the clients’ wages on the due date. The most significant factors affecting the Company’s retail portfolio’s credit risk are employment rates and real wages.

The Company’s commercial portfolio is currently diversified among clients of different size (small, medium-sized businesses and corporations) and who are active in different economic sectors (mainly the agricultural, food, services and construction sectors - see Note 22 to the Company’s audited consolidated financial statements as of and for the three years ended December 31, 2012). The risks associated with this portfolio are principally related to the specific economic performance of each individual client and to economic factors, such as the price and demand of products and services and competitiveness, among others.

The Company implements monitoring, control and risk-management systems to maintain the credit risk of its loan portfolios at adequate levels.

•	A description of the policy for charging off uncollectible financing receivables pursuant to ASC 310-20-50-11B (b)

The Company respectfully notes that the related requirements are included in ASC 310-10-50-11B (b). The Company charges-off non-performing loans on the month following the date on which such loans are classified as “irrecoverable without preferred guaranties” and fully provisioned (for further information related to loan classifications, see Note 33.4 to the Company’s audited consolidated financial statements as of and for the three years ended December 31, 2012).

In the case of the retail portfolio, the charge-off takes place when the loan is approximately 270 days past due. For the commercial portfolio, the situation depends on the individual evaluation of the credit risk.  All charged off loans are registered in off balance accounts while the Company continues its collection efforts.

•	By portfolio segment, qualitative information about how modifications/defaults are factored into the determination of the allowance for credit losses pursuant to ASC 310-10-50-33 and 34 (b)

In the case of retail loans, prior to a troubled-debt restructured (“TDR”) modification, the Company measures the related allowance for loan losses under a migration analysis methodology whereby retail loans with similar risk characteristics are pooled. The allowance is determined using statistical models based on historical experience, adjusted on the basis of actual observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that no longer exist.

Following a TDR modification, in accordance with ASC 310-10, the Company measures impairment of the retail portfolio based on a present value of expected future cash flows methodology considering all available evidence using the effective interest rate. The amount of the required allowance for loan losses is equal to the excess of the recorded investment over the loan’s impaired value.

In general, commercial loans that are subject to a TDR modification will have been identified as impaired prior to the modification and accounted for under a present value of expected future cash flows methodology. Accordingly, upon a TDR modification, the allowance methodology remains unchanged.

When a TDR loan defaults, the methodology that the Company uses in order to determine the allowance for loan losses is similar to the one used for TDR modifications, for both portfolio segments.

The Company takes note of the Staff´s comment and will expand the relevant note in future filings to include the applicable disclosures described in the previous paragraphs.

Comment No. 6

Financial Statements

Note 33.4 c. 1 Troubled Debt Restructuring, pages F-74-F-75

6. Please tell us and expand the detail of restructured loans to clearly identify in future filings both accruing and non-accruing troubled-debt restructured loans by loan category. In addition, tell us and clearly identify troubled-debt restructured loans in Note 33.4 d.

Response to Comment No. 6

In connection with Note 33.4 c.1) to the Company’s audited consolidated financial statements as of and for the three years ended December 31, 2012, the Company has expanded the detail contained in the table presenting troubled-debt restructurings that occurred during the period, by loan category, to include accruing and non-accruing TDR loans, as follows:

	2012
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans
	(in thousands of pesos)*
Commercial
Mortgage and pledge	11	9,683	9,762	9,762	-
Others	4	3,663	3,619	3,619	-

Consumer
Documents	221	4,121	4,596	3,915	681
Mortgage and pledge	19	2,555	2,646	2,438	208
Personal loans	4,982	57,349	64,900	49,512	15,388
Others loans	280	7,963	8,824	7,564	1,260
Total	5,517	85,334	94,347	76,810	17,537

	2011
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Accruing TDR loans	Non-accruing TDR loans
	(in thousands of pesos)*
Commercial
Others	4	4,189	3,924	3,924	-

Consumer
Documents	180	2,468	2,692	2,168	524
Mortgage and pledge	28	2,568	2,847	2,177	670
Personal loans	3,727	26,967	30,910	23,204	7,706
Others loans	241	3,682	4,117	3,238	879
Total	4,180	39,874	44,490	34,711	9,779

* except for number of contracts

In connection with Note 33.4 d) to the Company’s audited consolidated financial statements as of and for the three years ended December 31, 2012, the Company has expanded the detail contained in the table presenting non-accrual loans, segregated by class of loans, to include the amounts of TDR loans, as follows:

	2012		2011
	Non- accruing loans	Non-accruing TDR loans	Non- accruing loans	Non-accruing TDR loans
Commercial	(in thousands of pesos)
Overdrafts	52,163	-	4,164	-
Documents	939	-	195	-
Mortgage and pledge loans	23,443	8,090	15,460	679
Credit card	146	-	48	-
Other loans	93,779	5,408	21,979	3,909

C Consumer
Overdrafts	20,665	-	13,595	-
Documents	5,685	2,597	4,560	2,007
Mortgage and pledge loans	18,185	4,704	16,157	7,224
Personal loans	251,308	36,036	203,103	35,157
Credit Card	48,393	-	29,088	-
Other loans	14,969	6,802	10,605	6,219
Total	529,675	63,637	318,954	55,195

The Company takes note of the Staff´s comment and will expand the relevant notes in future filings to include the disclosures described in the previous paragraphs.

******

In accordance with the requests at the end of your letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing or require any additional information, please do not hesitate to contact me at (5411) 5222 6730 or Andrés de la Cruz at (212) 225 2208.

Very truly yours,

BANCO MACRO S.A.

/s/ Jorge Scarinci
By: Jorge Scarinici
Title: Financial and Investors Relations Manager

c.c.	Chris Harley –Securities and Exchange Commission
David Irving –Securities and Exchange Commission Erin Purnell –Securities and Exchange Commission

Jorge Pablo Brito – Banco Macro S.A.

Andrés de la Cruz – Cleary Gottlieb Steen & Hamilton LLP